EXHIBIT 1

NORTH AMERICAN PALLADIUM LTD.

MATERIAL CHANGE REPORT

To:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission, Securities Division

Ontario Securities Commission

Commission des valeurs mobilières du Québec

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Item 1.

Reporting Issuer

The reporting issuer filing this material change report is North American Palladium Ltd. (the “Corporation”), Suite 2116, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

Item 2.

Date of Material Change

January 10, 2005

Item 3.

News Release

A news release was issued on January 10, 2005 through CNN Matthews news wire service.

Item 4.

Summary of Material Change

The Corporation announced that 2004 had been a record production year.  The mill processed 5,298,544 tonnes of ore at an average of 14,477 tonnes per day with a palladium head grade of 2.41 grams per tonne, producing 308,931 ounces of palladium at a recovery rate of 75.2%.  This compares to 2003 palladium production of 288,703 ounces.  Also attaining record numbers, the by-product metal production in 2004 included 25,128 ounces of platinum, 25,679 ounces of gold, 4,320,970 pounds of nickel and 7,836,183 pounds of copper.  The final 2004 metal production quantities are subject to assay adjustments with the smelters.

During the fourth quarter of 2004, the Lac des Iles mill processed 1,202,942 tonnes of ore at an average of 13,075 tonnes per day with a palladium head grade of 2.17 grams per tonne, producing 62,526 ounces of palladium at a recovery rate of 74.6%.  By-product metal production during the fourth quarter of 2004 included 5,475 ounces of platinum, 4,928 ounces of gold, 848,519 pounds of nickel and 1,604,010 pounds of copper.  This compares to the third quarter of 2004 when the mill processed 1,301,378 tonnes of ore at an average of 14,145 tonnes per day with a palladium grade of 2.53 grams per tonne, producing 79,174 ounces of palladium at a recovery rate of 74.8%.

Looking back at the fourth quarter’s palladium head grade results, André J. Douchane, President & CEO, commented, “Palladium production for each of the next three quarters of this year will be similar to that of 2004’s fourth quarter.  We are entering a period where the head grade will drop to slightly below 2 grams per tonne, but mill tonnage will be increased to compensate for this decline.  By the fourth quarter of 2005, palladium production is expected to gradually increase as the underground operations move online.”

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Mary D. Batoff, Vice President, Legal and Secretary

Tel.:  416-360-2655

Item 9.

Statement of Executive Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, this 20th day of January, 2005.

NORTH AMERICAN PALLADIUM LTD.

“Mary D. Batoff” (signed)

Per:      ____________________________________

Mary D. Batoff

Vice President, Legal & Secretary